Exhibit 5.1 and 23.1

March 19, 2007

Freeport-McMoRan Copper & Gold Inc.
1615 Poydras Street
New Orleans, Louisiana 70112

Ladies and Gentlemen:

We are acting as counsel to Freeport-McMoRan Copper & Gold Inc. (the “Company”) in connection with the Registration Statement on Form S-3 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (File No. 333-140997) by the Company for the purpose of registering under the United States Securities Act of 1933 (the “Act”) $1,500,000,000 aggregate principal amount of its 8 1/4% Senior Fixed Rate Notes due April 1, 2015, $3,500,000,000 aggregate principal amount of its 8 3/8% Senior Fixed Rate Notes due April 1, 2017 and $1,000,000,000 aggregate principal amount of its Senior Floating Rate Notes due April 1, 2015 (collectively, the “Notes”). The Notes are to be issued pursuant to the provisions of an Indenture dated as of March 19, 2007 (the “Indenture”) between the Company and The Bank of New York, as Trustee (the “Trustee”). Capitalized terms used but not defined herein have the meaning assigned to them in the Indenture.

We have examined the originals or copies certified or otherwise identified to our satisfaction of such corporate records of the Company and such other documents and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed.

Based upon and subject to the foregoing, we are of the opinion that:

(1) When the Indenture has been executed and delivered by the Company, and assuming due authorization, execution and delivery of the Indenture by the Trustee and that the Trustee has full power, authority and legal right to enter into and perform its obligations thereunder, the Indenture will constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms subject to the effects of applicable

Freeport-McMoRan Copper & Gold Inc.	2	March 19, 2007

bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally and equitable principles of general applicability; and

(2) When the Notes have been duly executed and delivered by the Company, authenticated in accordance with the terms of the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, the Notes will be valid and binding obligations of the Company entitled to the benefits of the Indenture, enforceable against the Company in accordance with their terms subject to the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally and equitable principles of general applicability.

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York, the federal laws of the United States of America and the General Corporation Law of the State of Delaware.

We hereby consent to the use of our name under the caption “Legal Matters” in the Prospectus forming a part of the Registration Statement and to the filing, as an exhibit to the Registration Statement, of this opinion. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Davis Polk & Wardwell